                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                        Under the Securities Act of 1934


                                 HealthAxis Inc.
                                 ---------------
                                (Name of Issuer)


                          Common Stock, $0.10 par value
                          -----------------------------
                         (Title of Class of Securities)


                                   42219D 10 0
                                   -----------
                                 (CUSIP Number)

                              Michael G. Hankinson
            2500 DeKalb Pike, East Norriton, PA 19401, (610) 279-3561
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications


                                January 26, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.

_______________________________________________________________________________

CUSIP No.  42219D 10 0             SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                UICI Voting Trust
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
           (See Instructions)                                   (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)
           00
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           PA
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       8,581,714
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       -0-
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,581,714
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                16.3%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                00
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  42219D 10 0             SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                 Founders Plan Voting Trust
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
           (See Instructions)                                   (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)
           00
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           PA
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       3,224,645
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       *
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,224,645
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.1%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                EP
_____________________________________________________________________________
* See Item 3.

1.       Security and Issuer.

         This Statement relates to the common stock ("Common Stock") of HealthAxis Inc., a Pennsylvania corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2500 DeKalb Pike, East Norriton, PA 10401.

2.       Identity and Background.

         This Statement is being filed by the UICI Voting Trust and the Founders Plan Voting Trust. The filing of this Statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the UICI Voting Trust or the Founders Plan Voting Trust are the beneficial owners of any securities covered by this Statement, or that this schedule is required to be filed by such entities or persons or that such entities or persons constitute a group within the meaning of Section 13(d)(3) of the Exchange Act.

UICI Voting Trust

         The business address for the UICI Voting Trust is 2500 DeKalb Pike, East Norrition, PA 19401. The UICI Voting Trust is a voting trust created by UICI, a Delaware corporation and largest shareholder of the Issuer, pursuant to the Amended and Restated Voting Trust Agreement dated as of July 31, 2000. The shares held in the UICI Voting Trust are voted by a majority of the trustees, Mr. Michael Ashker, Mr. Edward W. LeBaron, Jr. and Mr. Dennis B. Maloney. Mr. Ashker serves as Chairman of the Board of the Issuer. Mr. LeBaron serves as Director of the Issuer. Mr. Maloney serves as the Chief Operating Officer and a Director of the Issuer.

Founders Plan Voting Trust

         The business address for the Founders Plan Voting Trust is 2500 DeKalb Pike, East Norriton, PA 19401. The Founders Plan Voting Trust is a voting trust created by UICI and holds shares that will be issued to certain employees of Insurdata Incorporated, a former subsidiary of UICI which was acquired by the Issuer, and other UICI subsidiaries pursuant to the terms of options granted under the Insurdata Founders Plan. The shares held in the Founders Plan Voting Trust are voted by a majority of the trustees, Mr Ashker, Mr. LeBaron, Mr. Henry
G. Hager and Mr. Alvin H. Clemens. Mr. Hager and Mr. Clemens also serve as Directors of the Issuer.

         (d) Criminal Convictions. During the last five years, neither the UICI Voting Trust nor the Founders Plan Voting Trust has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

         (e) Court or Administrative Proceedings. During the last five years, neither the UICI Voting Trust nor the Founders Plan Voting Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship. The Trusts are organized under the laws of the Commonwealth of Pennsylvania.

3.       Source and Amounts of Funds and Other Consideration.

         Pursuant to the terms of the Amended and Restated Agreement and Plan of Reorganization and the Amended and Restated Agreement and Plan of Merger each dated October 26, 2000, (the "Merger Agreements"), by and among HealthAxis.com, Inc., the Issuer, and HealthAxis Acquisition Corp., a wholly-owned subsidiary of the Issuer, HealthAxis.com, Inc. merged into HealthAxis Acquisition Corp. on January 26, 2001 and each share of common or preferred stock of HealthAxis.com, Inc. was automatically converted into 1.334 shares of Common Stock of the Issuer (the "Merger").

         o Pursuant to the terms of the Merger Agreements, the UICI Voting Trust acquired 8,581,714 shares of Common Stock of the Issuer.

         o Pursuant to the terms of the Merger Agreements, the Founders Plan Voting Trust acquired 3,224,645 shares of Common Stock of the Issuer.

4.       Purpose of Transaction.

         The acquisition of the shares of Common Stock of the Issuer by the UICI Voting Trust and the Founders Plan Voting Trust is for investment purposes. As directors of the Issuer, the trustees regularly explore potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer.

         The Founders Plan Voting Trust holds shares subject to options originally granted by UICI and designed to provide incentives to employees of UICI's subsidiaries, including the former Insurdata Incorporated. Immediately prior to the merger of Insurdata into HealthAxis.com, Inc., UICI established the Founders Program Voting Trust pursuant to a Voting Trust Agreement dated January 7, 2000 (the "Founders Plan Voting Trust Agreement"). In that merger, the Founders Plan Voting Trust received shares of HealthAxis.com common stock in exchange for the Insurdata common stock. Upon the consummation of the Merger, the Founders Plan Voting Trust received one share of Common Stock for each share of HealthAxis.com common stock. As the option holders exercise their stock options, shares of Common Stock will be transferred out of the Founders Plan Voting Trust and to the option holders. Mr. Maloney holds options to purchase 1,419,376 shares held by the Founders Plan Voting Trust, of which 709,688 are exercisable within 60 days of the date hereof.

         The Founders Plan Voting Trust Agreement provides that, on the 61st day following the termination of employment of an employee holding an option, the trustee of the Founders Program Voting Trust shall deliver the Common Stock being held with respect to such employee to UICI.

         With respect to shares held in the UICI Voting Trust over which UICI has sole dispositive power, UICI reported in the Schedule 13D dated February 5, 2001, that from time to time, UICI intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, UICI will take such actions in the future as UICI may deem appropriate in light of the circumstances existing from time to time. If UICI believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire additional securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, UICI may determine to dispose of some or all of the Common Stock currently owned by UICI or otherwise acquired by UICI either in the open market or in privately negotiated transactions.

         Except as discussed above, neither the UICI Voting Trust nor the Founders Plan Voting Trust have present plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) Any action similar to those enumerated above.

5.       Interest in Securities of the Issuer.

UICI Voting Trust

         (a) As of the date hereof, the UICI Voting Trust may be deemed to be the beneficial owner of 8,581,714 shares of Issuer's Common Stock, which represents 16.3% of Issuer's outstanding Common Stock.

         (b) The UICI Voting Trust, through action by the majority of its trustees, has sole voting power and no dispositive power with respect to the shares of Common Stock beneficially owned by it. UICI has the sole power to dispose of, or to direct the disposition of the Common Stock held in the UICI Voting Trust. As a result of such power, UICI reported in its Schedule 13D dated February 5, 2001, that for purposes of Section 13 (d) of the Exchange Act, UICI is deemed to have beneficial ownership of the Common Stock held by the Voting Trust.

         (c) Except for the 8,581,714 shares described above and as described in
Item 3 above, the UICI Voting Trust does not own beneficially any shares of Common Stock of Issuer and has not effected any transaction in shares of Common Stock of Issuer during the 60 days preceding the date of this Statement.

         (d) UICI, a Delaware corporation, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by the UICI Voting Trust.

         (e) Not applicable.


Founders Plan Voting Trust

         (a) As of the date hereof, the Founders Plan Voting Trust may be deemed to be the beneficial owner of 3,224,645 shares of Issuer's Common Stock, which represents 6.1% of Issuer's outstanding Common Stock.

         (b) The Founders Plan Voting Trust, through action by the majority of its trustees, has sole voting power with respect to the shares of Common Stock beneficially owned by it.

         (c) Except for the 3,224,645 shares described above and as described in
Item 3, the Founders Plan Voting Trust does not own beneficially any shares of Common Stock of Issuer and has not effected any transaction in shares of Common Stock of Issuer during the 60 days preceding the date of this Statement.

         (d) UICI, a Delaware corporation, is known to the Founders Plan Voting Trust to have the right to receive or the power to direct the receipt of dividends from the shares of Common Stock beneficially owned by the Founders Plan Voting Trust.

         (e) Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Ashker and Mr. Clemens are parties to that certain Shareholders' Agreement, dated January 26, 2001 between the Issuer, Mr. Ashker, UICI and Mr. Clemens. Under the terms of this Shareholders' Agreement, the board of directors of the Issuer will consist of up to nine members. UICI and the Issuer may each independently nominate three nominees to the board, and the remaining three directors will be nominated by mutual agreement of the Issuer (acting by the vote of a majority of the directors who were not nominated by or agreed to by
UICI) and UICI. Each party to this Shareholders' Agreement is required to vote that party's shares of Common Stock in favor of these nominees. This provision of the Shareholders' Agreement will terminate with respect to UICI when UICI owns less that 20% of the Issuer's Common Stock on a fully diluted basis. The Shareholders' Agreement also provides that the Issuer may require UICI to dispose of up to 1,414,385 shares of Common Stock at a price not less than $18.63. Decisions made on behalf of the Issuer pursuant to this Shareholders' Agreement are made by a majority of the Issuer's directors who were neither nominated nor agreed to by UICI. These directors are currently Messrs. Ashker, Clemens and LeBaron.

         Other than as discussed above and indicated elsewhere in this Statement, the trusts are not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7.       Material to be Filed as Exhibits:

         Exhibit A:         Amended and Restated UICI Voting Trust Agreement,
                            dated July 31, 2000, among UICI, Michael Ashker,
                            Edward W. LeBaron, Jr. and Dennis B. Maloney as trustees (Incorporated by reference to exhibit 10.1 to the Issuer's Registration Statement on Form S-4
                            (No. 333-30256)).

         Exhibit B:         Founders Plan Voting Trust Agreement, dated January
                            7, 2000, among UICI, Michael Ashker, Alvin H.
                            Clemens, Edward W. LeBaron, Jr. and Henry G. Hager as, trustees (Incorporated by reference to exhibit
                            99.5 to the Issuers Current Report on Form 8-K filed
                            December 8, 1999).

         Exhibit C          Shareholders' Agreement, dated January 26, 2001,
                            among the Issuer, UICI, Michael Ashker and Alvin H.
                            Clemens (Incorporated by reference to Exhibit 99.2
                            to the Issuer's Registration Statement on Form S-4
                            (No. 333-30256)).

                                   Signatures

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

UICI VOTING TRUST


By:  /s/ Michael Ashker
     -----------------------------------
     Michael Ashker, Trustee



By:  /s/ Edward W. LeBaron, Jr.
     -----------------------------------
     Edward W. LeBaron, Jr., Trustee



By:  /s/ Dennis B. Maloney
     -----------------------------------
     Dennis B. Maloney, Trustee



FOUNDERS PLAN VOTING TRUST



By:  /s/ Michael Ashker
     -----------------------------------
     Michael Ashker, Trustee



By:  /s/ Edward W. LeBaron, Jr.
     -----------------------------------
      Edward W. LeBaron, Jr., Trustee



By:  /s/ Henry G. Hager
     -----------------------------------
      Henry G. Hager, Trustee



By:  /s/ Alvin H. Clemens
     -----------------------------------
       Alvin H. Clemens, Trustee